Venyra Corporation

1309 Coffeen Avenue STE 1200 Sheridan, Wyoming 82801

(562) 312-6022

Email: office@venyra.net

December 10, 2025

The United States Securities

and Exchange Commission

Attention: Amanda Kim

Stephen Krikorian

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Venyra Corp

Registration Statement on Form S-1

File No. 333-288757

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Kim and Mr. Krikorian,

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, Venyra Corp (the “Registrant”) hereby requests an acceleration of the effective date to its Registration Statement on Form S-1, as amended, to 3:00 PM Eastern Standard Time on December 12, 2025, or as soon thereafter as is practicable.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and consideration,

Venyra Corp

/s/ Juvenal Victor Fontes Dos Santos
Name:	Juvenal Victor Fontes Dos Santos
Title:	President, Treasurer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)